UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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                                                                                              :
In the Matter of                                                                      :
                                                                                              :                 CERTIFICATE PURSUANT
ENTERGY MISSISSIPPI, INC.                                           :                                      TO
                                                                                              :                                 RULE 24
File No. 70-9757                                                                   :
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(Public Utility Holding Company Act of 1935)                        :
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This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Mississippi, Inc. (the "Company") in its Application-Declaration on Form U-1, as amended, in the above file (the "Application-Declaration"), have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and pursuant to the orders of the Securities and Exchange Commission with respect thereto dated December 26, 2000 (Release No. 35-27317) and October 1, 2002 (Release No. 35-27572).

On March 28, 2003, the Company issued and sold, by negotiated public offering, severally to the underwriters set forth in Schedule I attached to the Underwriting Agreement dated March 25, 2003 (the "Underwriting Agreement"), among Banc One Capital Markets, Inc. and BNP Paribas Securities Corp., as representatives of such underwriters, and the Company an aggregate of $100,000,000 principal amount of the Company's First Mortgage Bonds, 4.35% Series due April 1, 2008 (the "Bonds"), issued pursuant to the Twentieth Supplemental Indenture dated as of March 1, 2003 (the "Twentieth Supplemental Indenture"), between the Company and The Bank of New York and Stephen J. Giurlando, as Trustees, under the Company's Mortgage and Deed of Trust, as supplemented, which Twentieth Supplemental Indenture established the terms of the Bonds.

Attached hereto and incorporated by reference are:

Exhibit A-2(e) - Conformed copy of the Twentieth Supplemental Indenture.

Exhibit A-4(e) - Conformed copy of the Bonds.

Exhibit B-2(e) - Conformed copy of the Underwriting Agreement.

Exhibit C-1(e) - Copy of the Prospectus used in connection with the sale of the Bonds (previously filed in Registration No. 333-53554 and incorporated herein by reference).

Exhibit F-1(e) - Post-effective opinion of Wise Carter Child & Caraway, Professional Association, counsel for the Company.

Exhibit F-2(e) - Post-effective opinion of Thelen Reid & Priest LLP, counsel for the Company.

IN WITNESS WHEREOF, Entergy Mississippi, Inc. has caused this certificate to Be executed this 4th day of April, 2003.

ENTERGY MISSISSIPPI, INC.
By:	/s/ Steven C. McNeal
Steven C. McNeal
Vice President and Treasurer